Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Redemption of Series 3 - 7% Convertible Debentures

OAKVILLE, ON, Nov. 19, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX AQN), today announced that it has provided the holders of its Series 3 - 7% convertible unsecured subordinated debentures due June 30, 2017 (“Debentures”) (TSX:AQN.DB.B) notice of its intention to redeem for equity, effective January 1, 2013 (“Redemption Date”), all of the issued and outstanding Debentures.

The redemption will be effected in accordance with the terms and definitions of the trust indenture governing the Debentures. APUC will satisfy its obligation to pay holders of Debentures (“Debentureholders”) by issuing and delivering the number of freely tradeable APUC shares obtained by dividing the aggregate principal amount of Debentures, currently $62,196,000, by 95% of the current market price, as defined in the trust indenture governing the Debentures, of APUC shares on the Redemption Date. Unpaid accrued interest on the Debentures will be paid in cash at the time of redemption.

Debentureholders who are not directly the registered holder of the Debentures should contact the financial institution, broker or other intermediary through which their Debentures are held to discuss the receipt of their redemption proceeds.

Debentureholders may elect to convert their Debentures in accordance with the trust indenture governing the Debentures prior to the Redemption Date up to the end of business on December 31, 2012 by notifying their broker or other intermediary through which their Debentures are held. Debentures may not be converted between the dates of December 19, 2012 through December 30, 2012 due to a “books closed” period preceding the interest payment date of December 30, 2012.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified portfolio of $1.7 billion of regulated and non-regulated utilities in North America. The company’s regulated utility business provides regulated water, electricity and natural gas utility services to more than 335,000 customers with a portfolio of 27 distribution utility systems. The company’s non-regulated electric generation subsidiary includes 23 renewable energy facilities and 7 thermal energy facilities representing more than 460 MW of installed capacity. Algonquin delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and Preferred shares are traded on the Toronto Stock Exchange under the symbol AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 17:00e 19-NOV-12